

Mail Stop 4631

July 7, 2010

via U.S. mail and facsimile

Aditya Mittal, CFO
ArcelorMittal
19, Avenue de la Liberte
L-2930 Luxembourg
Grand Duchy of Luxebourg

> **RE:** **ArcelorMittal**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Market Information, page 3

1. We note the disclaimer "we do not make any representation or warranty as to the accuracy or completeness of such information set forth in this annual report." Since ArcelorMittal may not disclaim responsibility for information that it has chosen to include in its annual report, please delete the disclaimer in future filings.

Item 5. Operating and Financial Review and Prospects, page 70

Critical Accounting Policies and Use of Judgments and Estimates, page 76

Impairment of Tangible and Intangible Assets, including Goodwill, page 78

2. As you are a capital-intensive business with a material amount of intangible assets, including goodwill, please revise your disclosures here and within your footnote disclosures, as appropriate, to provide investors with a better understanding as to the level at which your assets, including goodwill, are tested for impairment. Your disclosure within MD&A appears to indicate that assets may be tested at the individual level and at the cash-generating unit level; whereas, your disclosures within Note 9 indicate that all tangible assets were tested at the cash-generating unit level. Further, it is unclear the level at which your cash-generating units have been identified as they relate to your operating and reportable segments based on the disclosures within Notes 2, 8 and 9. In this regard, please ensure your disclosures address the following:
    - An explanation as to how you identified your cash-generating units for purposes of testing your tangible and intangible assets, excluding goodwill, for impairment. This explanation should include a discussion as to what an operating subsidiary, as referred to in Note 9, represents along with an explanation as to why a group of operating subsidiaries would represent the smallest group of assets that generate cash inflows that are largely independent of the cash flows from other assets or groups of assets. Please also clarify that your groups of cash-generating units are not larger than an operating segment, as defined by IFRS 8.
    - The number of cash-generating units identified for purposes of testing tangible and intangible assets for impairment.
    - An explanation as to how you identified your cash-generating units for purposes of testing your goodwill for impairment, including the identification of your operating segments in accordance with IFRS 8.
    - The number of cash-generating units and/or groups of cash-generating units that have been allocated goodwill. If a group of cash-generating units has been allocated goodwill that cannot be further allocated to each of the individual cash-generating units, please disclose this fact. Please refer to paragraphs 80-82 of IAS 36 for guidance.
    - For those cash-generating units that are grouped together for purposes of testing goodwill for impairment, provide disclosure that clarifies you are first testing the individual cash-generating units for impairment of any tangible and intangible assets, excluding goodwill, before testing the group of cash-generating units for impairment of goodwill, to the extent necessary. Please refer to paragraph 97 of IAS 36 for guidance.
    Please provide us with the disclosures you intend to include in future filings to address the concerns raised.

3. In future filings, please disclose the remaining carrying value of each of the cash-generating units by reportable segment for which you recognized an impairment loss during the most recent fiscal year. Please also disclose the remaining amount of goodwill by cash-generating unit / groups of cash-generating unit by reportable segment for which an impairment loss was recognized during the most recent fiscal year. These disclosures will allow investors to better understand the carrying value of assets that are at-risk for future impairment. Please provide us with the disclosures you intend to include in future filings.

4. We note the disclosures you have provided within Note 8 in accordance with the disclosure requirements of IAS 36. For each of your cash-generating units / groups of cash-generating units with a recoverable amount that does not significantly exceed the carrying value, please provide the following additional disclosures:
    - A more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis. An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time.
    - The potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions.

    Please refer to Item 5.A. of Form 20-F, Instruction 1 to Item 5 of Form 20-F, and Sections 216, 501.02, and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

B. Liquidity and Capital Resources, page 90

5. Please revise the disclosure for your True Sale of Receivables Programs to include the amount of receivables sold and derecognized in accordance with IAS 39 for each period presented. This disclosure will allow investors to better understand the impact these programs have on your liquidity. Please refer to Item 5.B. of Form 20-F and Section 501.13 of the Financial Reporting Codification for guidance.

Note 1: Nature of Business, Basis of Presentation and Consolidation, page F-9

Basis of Consolidation, page F-15

6. In future filings, please disclose the nature and extent of any significant restrictions on the ability of any of your subsidiaries to transfer funds to you through dividends or loan repayments/advances. Please refer to your disclosure on page 11 of the 2009 Form 20-F and paragraph 41(d) of IAS 27. To the extent applicable, please also provide this disclosure for your associates and joint ventures in accordance with paragraph 37(f) of IAS 38.

Note 2: Summary of Significant Accounting Policies, page F-15

Translation of financial statements denominated in foreign currency, page F-15

7. In future filings, please disclose your accounting policy for remeasuring nonmonetary
    items into the functional currency. Otherwise, please confirm to us that an immaterial
    amount of your nonmonetary items are measured at historical cost or fair value in a
    foreign currency other than the corresponding functional currency. Please refer to
    paragraphs 23(b) and 23(c) of IAS 21 for guidance.

Property, plant and equipment, page F-17

8. In future filings, please include disclosure in your accounting policy that confirms
    you review the residual value, the useful lives and the depreciation method of your
    property, plant and equipment at least annually. Please refer to paragraphs 51 and 61
    of IAS 16 for guidance.

9. In future filings, please disclose the carrying value of the property, plant and
    equipment used in mining activities given the difference in the depreciation method
    from the rest of the property, plant and equipment to allow investor to better
    understand the corresponding expense. Please also define the unit you are using to
    depreciate these assets in the unit of production method. If the property, plant and
    equipment used in mining activities are immaterial to your consolidated financial
    statements, please disclose this fact.

10. Please confirm to us that you have not capitalized any material amounts of
    exploration and evaluation costs related to your mining activities. Otherwise, please
    include your accounting policy for the capitalization of these costs in future filings.
    Please provide us with any additional disclosures you intend to include in your
    consolidated financial statements in future filings. Refer to paragraphs 23-25 of IFRS
    6 for guidance.

Segment reporting, page F-22

11. We note your policy for aggregating operating segments. Please confirm to us and
    revise your policy disclosure in future filings that operating segments are aggregated
    when the operating segments have similar economic characteristics and are similar in
    (a) nature of products and services, (b) nature of production processes, (c) customers,
    (d) distribution methods, and (e) regulatory environment. In this regard, confirm that
    the operating segments you have aggregated have similar long-term average gross
    margins. Please refer to paragraph 12 of IFRS 8 for guidance.

Note 3: Acquisitions, page F-26

12. In future filings, please revise your disclosure to address the following:
- Please include the value of identified intangible assets recognized in the tables containing information for the estimated fair value of the assets acquired and liabilities assumed. Please refer to paragraph 67(f) of IFRS 3 for guidance.
- Please discuss the factors that contributed to the recognition of goodwill to the extent that goodwill represented a material portion of the purchase price. Please refer to paragraph 67(h) of IFRS 3 for guidance.
- Please include the amount of profit or loss for each acquire since the acquisition date. Please refer to paragraph 67(i) of IFRS 3 for guidance.
- Please include an explanation as to why the purchase price allocation is provisional. Refer to paragraph 69 of IFRS 3.

Note 8: Goodwill and Intangible Assets, page F-36

13. In future filings, please disclose the value assigned to the key assumptions for the group of cash-generating units (GCGU) for which reasonably possible changes to those key assumptions would result in the corresponding carrying amount to exceed the recoverable amount. Specifically, we could not identify disclosure of shipments for the two GCGUs identified. Please refer to paragraph 134(f)(ii) of IAS 36 for guidance.

Note 9: Property, Plant and Equipment, page F-40

14. Please provide the disclosure required by paragraph 130(g) of IAS 36 for each period presented and for each individual asset and/or cash-generating unit for which you recognized a material impairment loss. In this regard, we note that you did not provide the disclosure for the $92 million impairment loss for the ArcelorMittal Galati coke oven batteries and the $65 million impairment loss for the ArcelorMittal Las Truchas assets.

15. In future filings, please disclose the carrying amount of temporarily idle property, plant and equipment by reportable segment, since the idling of property, plant and equipment was a material factor in assessing these assets for impairment and recognizing an impairment loss. Refer to paragraph 79(a) of IAS 16 for guidance. Otherwise, please provide us with a detailed explanation as to why this disclosure would not provide investors with useful and/or relevant information.

Note 10: Investments in Associates and Joint Ventures, page F-42

16. In future filings, please provide the disclosure required by paragraph 40 of IAS 28. Otherwise, please confirm to us that your share of the associates and joint ventures' contingent liabilities are immaterial.

Note 18: Income Tax, page F-69

17. In future filings, please revise your disclosures for the reconciling line items for income tax expense (benefit) to the statutory tax expense (benefit) to provide investors with a better understanding of the underlying components. As an example, please explain what "deemed deductions on taxable income" represents and what you mean by "recognized deferred tax assets for not acquired deferred tax assets" as it relates to your 2008 net change in measurement of deferred tax assets.

Note 19: Provisions, page F-73

18. In future filings, please separately present the impact any discounts have had on the provisions. Refer to paragraph 84(e) of IAS 37 for guidance.

19. In future filings, please provide the disclosures required by paragraph 85 of IAS 37 for the voluntary separation plans and commercial agreements and onerous contracts provisions in addition to any provisions recognized in subsequent periods that materially impact your consolidated financial statements. In this regard, both provisions materially impacted operating income (loss) for fiscal years 2008 and 2009.

Note 22: Deferred Employee Benefits, page F-76

20. In future filings, please include the disclosures required by paragraph 120A(p) of IAS 19 for the current annual period and the four previous annual periods, rather than the two most recent annual periods.

21. We note your disclosure of the components underlying the unfunded status of plans. We assume you provided this disclosure in accordance with paragraph 120A(d) of IAS 19. In future filings, please clarify your analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

Note 27: Financial Information for Issuer, Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page F-98

22. In future filings, please revise your disclosure regarding the ArcelorMittal USA senior, unsecured debt to state that the guarantor subsidiaries are 100% owned by the parent company, if correct. Refer to Rule 1-02(aa) of Regulation S-X and Rule 3-10(d)(1) of Regulation S-X (ASC 470-10-S99-1) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief